SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unified Internal regulations of the Advisory Committees of the Board of Directors of Eletrobras

Area responsible for issuing

Vice Presidency of Governance, Risks, Compliance and Sustainability

Approval

Deliberation DEL-161/2024, of 09/19/2024, of the Board of Directors of Eletrobras.

Repository

The Internal regulations are available on the Eletrobras companies' website.

Copyright and confidentiality

The contents of this document may not be reproduced without proper authorization. All rights belong to Eletrobras.

Information Classification

Public.

Maximum revision period: 3 years.

Objective

The Unified Internal Regulations of the Advisory Committees (“Internal regulations”) establishes criteria for the composition and investiture of the Advisory Committees (“Committees”) to the Board of Directors (“Board” or “CA”) of Centrais Elétricas Brasileiras S.A. (“Eletrobras” or “Company”) and regulates its scope, operation and relationship with the other bodies of the Company and its subsidiaries, subject to the provisions of the internal regulations of the Board of Directors, the Company's Articles of Incorporation (“Articles of Incorporation”), the legislation in force and other applicable regulations, including the Sarbanes-Oxley Act and rules issued by the U.S. Securities and Exchange Commission (“SEC”), the Brazilian Securities and Exchange Commission (“CVM”) and the New York Stock Exchange (“NYSE”).

1.	Composition and Investiture

1.1.	The Board of Directors has the support of five Committees, collegiate bodies of an opinionative and permanent nature that are directly linked to it, with specific purposes, duties and rules detailed in its own Annexes, as listed below:

a)	Audit and Risk Committee – Annex I (statutory);

b)	Strategy Committee – Annex II (statutory see item 1.2);

c)	People and Governance Committee – Annex III (statutory – see item 1.2);

d)	Legal Affairs Support Committee – Annex IV (non-statutory); and

e)	Sustainability Committee – Annex V (statutory – see item 1.2).

1.2.	The structure and duties of the Committees were subject to review by the Board of Directors, based on the recommendations identified in its performance evaluation process, in order to provide balance in the distribution of activities among the directors and greater efficiency to the work of the Committees, and such changes will be subject to timely review of the Articles of Incorporation.

1.2.1.	Due to the reassessment of the structure of the advisory bodies, which did not suppress purposes and statutory duties, the following adjustments took place: (i) the Strategy, Governance and Sustainability Committee became the Strategy Committee; (ii) the People Committee assumed the role focused on Corporate Governance; and (iii) the Sustainability Committee was created.

1.3.	The Committees will be composed of 3 (three) to 5 (five) effective members, without alternates, appointed by the Board of Directors, with at least 1 (one) member of the Board of Directors, with an independent majority, except for the Audit and Risk Committee – CAE, the Strategy Committee and the People and Governance Committee, which will be formed entirely by independent members.

1.4.	The classification in the concept of independent member will observe the following normative criteria:

a)	Audit and Risk Committee: article 31-C, § 2, of CVM Resolution No. 23 of February 25, 2021, with its subsequent amendments; or

b)	Other Committees, statutory or not: article 6, §1, Annex K, of CVM Resolution No. 80 of March 29, 2022, with its subsequent amendments.

1.4.1.	Compliance with the independence criteria must be recorded in the minutes of the meeting of the Board of Directors that elects the members of any Committee, which will have the prior opinion of the People and Governance Committee.

1.5.	The impediments and requirements portrayed in article 147 of Law no. 6.404/76, in addition to the other requirements set forth in the Company's regulations.

1.5.1.	The members of the Board of Directors are exempt, upon their appointment to Committees, from a new preliminary integrity analysis and, with the exception of the Audit and Risk Committee, from new proof of investiture and independence requirements.

1.6.	The appointment of a member of the Board of Directors to a position on the Committees shall automatically take place upon their election by the Board of Directors. For members of the Audit and Risk Committee and external members of any Committees, the appointment is formalized after the election by the Board of Directors and the signature of the respective Instrument of Investiture, which will be prepared by the Governance Secretariat.

1.7.	A Member of the Board of Directors who also occupies a position of member of a Committee shall not be entitled to additional remuneration.

1.7.1.	The remuneration of External Members, when applicable, will be defined by the Board of Directors, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of their services in the market.

1.7.2.	The Company will provide all the resources necessary for the operation of the Committees, including the reimbursement of expenses of the members related to the performance of their duties, in accordance with the Company's internal regulations.

1.8.	The Governance Secretariat will assist the Committees to ensure the regularity of their operation, including support for the annual planning of work, the definitions of agendas, the instruction of support material, the convening and support of meetings, the monitoring of demands and the preparation and custody of minutes and other documents related to the Committee's activities.

2.	Management and Vacancy

2.1.	The term of office of the members of the Committees, of up to 2 (two) years, begins with their election by the Board of Directors and is in force until:

a)	The end of the term of office as a member of the Board of Directors, applying the exceptional and temporary extension of the term of office on the Committee of which the member sits, in accordance with article 150, paragraph 4, of Law 6.404/1976;

b)	The term of office/mandate established in the Instrument of Investiture; or

c)	His/her removal by the Board of Directors or resignation, which may occur at any time.

2.2.	The members of the Committees may be reappointed by decision of the Board of Directors, provided that the maximum limit of 10 (ten) years of uninterrupted term of office is observed.

2.2.1.	Having exercised a term of office, for any period, and terminated the relationship with the Company, the members of the Audit and Risk Committee may only rejoin such body after at least three (3) years from the end of the term.

2.3.	In case of vacancy or dismissal by the Board of Directors of a member of the Committee, and respecting the minimum composition of operation of the Committees, the Board of Directors may, at its discretion:

a)	elect, from among its members, a substitute to complete the remaining term of office; or

b)	elect a substitute External Member to serve a new term or to complete the term of the predecessor.

3.	Coordination of Committees

3.1.	The Coordinator and their eventual substitute will be appointed by the Committee members themselves, and the Board of Directors will be able to make such appointments.

3.2.	The role of Coordinator of the Committee should preferably fall on a member who sits on the Board of Directors, being responsible to:

a)	Convene and direct the meetings of the Committee, coordinate its work and ensure compliance with the Annual Calendar of Meetings (“Calendar”) and the Annual Thematic Agenda (“Agenda”);

b)	Propose the Calendar and Agenda to the Committee and submit the Agenda for approval by the Board of Directors;

c)	Inform the President of the Company and the Chairman of the Board of Directors of the meeting agendas of the collegiate;

d)	Ensure that Committee members receive complete and timely information on the agenda items of the meetings;

e)	Decide on the participation of guests in meetings, noting potential conflict of interest issues;

f)	Inform the Chairman of the Board of Directors of the activities performed by the Committee, including recommendations, analyses and opinions, as well as report at the regular meetings of the Board of Directors on the work and conclusions of the Committee;

g)	Represent the Committee in the relationship with the Board of Directors and other publics, practicing and signing acts of a technical or administrative nature necessary for their functions, and

h)	Ensure the faithful compliance with the Regulations.

4.	Meetings

4.1.	The ordinary meetings of the Committees will take place at least monthly, according to the Calendar, with a call of 5 (five) days in advance, and extraordinarily, when necessary.

4.1.1.	Regardless of prior notice, it will be considered valid and a meeting will be attended by all members.

4.2.	The Governance Secretariat will indicate the deadline for the support material to be made available by the management areas. The opinion material must be made available within the call deadline, and the information material up to 3 (three) days before the meeting.

4.2.1.	In exceptional cases of justified urgency, the Committee Coordinator may authorize the provision of the material after the established deadline.

4.3.	The call may be made by electronic correspondence, automatic message from the Governance Portal or by other oral or written means.

4.4.	The support material and the agenda of the meeting must be made available through the Governance Portal.

4.5.	The Coordinator will define the meeting agendas based on the Agenda, the Committee's priorities and demands, requests for advice from the Board and requests from the Chairman of the Board or any member of the Committee.

4.6.	Requests related to the composition of the Agenda, inclusion of untimely topics on the agenda and calls for extraordinary meetings must be sent to the Governance Secretariat, which will submit the request to the Committee Coordinator.

4.7.	The Committee must meet whenever possible at the Company's headquarters, and meetings are allowed by any means of communication that guarantees the participation and manifestation of the vote of its members.

4.8.	In duly justified emergency situations, the Committee Coordinator may choose to deliberate between absentees at a virtually convened meeting, provided that the members' comments are submitted to the Governance Secretariat within the stipulated time limit and recorded in the minutes of the meeting, which must be signed by the members who made the comments, respecting the minimum quorum rules for installation and deliberation.

4.9.	Meetings of the Committees shall be convened with the presence of a majority of their members, and resolutions shall be taken by the vote of a majority of those present. The decisions will be opinionated and not decisive.

4.9.1.	The voting participation in the meetings of the Committees is non-delegable, and the member is not allowed to be represented.

4.9.2.	In the event of a tie, the Committee Coordinator shall exercise a casting vote.

4.10.	Each meeting of the Committee must be recorded in minutes, drawn up in summary form and filed at the Company's headquarters. The minutes must contain records of the matters dealt with, opinions, demands, dissents, protests, recommendations, attendance and absences of the members, and must be read, approved and signed by those present and made available to the members of the Board of Directors and the Committee.

4.11.	The Company's Independent Auditor will have full and unrestricted access to the content of the minutes of the Committees and their respective annexes and manifestations, subject to the transfer of confidentiality.

4.12.	The minutes of the meetings of the Committees may be disclosed at the request of any member, provided that it is approved by a majority of the members, except if the Board of Directors considers that the disclosure may jeopardize the Company's legitimate interest.

5.	Performance Evaluation

5.1.	The members of the Committees must participate in the periodic process of evaluating the performance of the Committees, the result of which will be submitted to the Board for knowledge and evaluation.

5.2.	The performance evaluation process may be coordinated by independent external consultancy and will adopt the assumptions and methodologies established by the BOD.

6.	Duties and Responsibilities

6.1.	The members of the Committees must respect Eletrobras' internal policies and regulations, including, but not limited to, the Articles of Incorporation, these Internal regulations, Code of Conduct, General Corporate Governance Guidelines, Material Information Disclosure and Securities Trading Policy, Compliance Policy and other applicable internal rules.

6.2.	The members of the Committees are subject to the same legal duties and responsibilities as the Managers, including the duty to report to the Board the existence of any conflict of interest and to keep confidential documents and information not available to the public.

6.3.	Members must inform the Committees in which they participate, in full and in advance, of any conflict of interest, actual or potential, direct or indirect, related to the matter under consideration. In this case, the member may not intervene in matters in which there is a conflict, and must refrain from debating and giving an opinion on the subject, recording their abstention in the minutes.

6.4.	The confidentiality of corporate information must be maintained in accordance with Eletrobras' information security policy and standards, as well as the legislation and rules that regulate its activities.

7.	Amendment, Interpretation and Publication

7.1.	The Board of Directors may set additional guidelines and amend these Internal Regulations. If there are gaps, the Coordinator will apply the Rules of the Regulations to the Board, as long as they are compatible with the nature and function of the Committee in question.

7.2.	These Internal Regulations of the Advisory Committees were approved by the Board of Directors of Eletrobras through Resolution No. 161/2024, and became effective on 09.19.2024.

Annex I

Audit and Risk Committee (CAE)

1.	Purpose

The purpose of the Committee is to advise the Boards of Directors of Eletrobras, Eletrobras Chesf, Eletrobras Eletropar, Eletrobras CGT-Eletrosul, Eletrobras Eletronorte, Santo Antonio Energia

S.A. - SAESA and, when applicable and subject to the rules established by the Holding Company's Board of Directors, the other companies controlled by Eletrobras, in compliance with their responsibilities for guidance and senior management, including, but not limited to, the analysis and issuance of recommendations on internal audit, accounting and independent audit work, risk management, internal controls and financial management, in order to provide greater efficiency and quality to the decision-making process.

1.1.	This Annex I is part of the Unified Internal Regulations of the Advisory Committees, approved by the Board of Directors of Eletrobras through Resolution No. 161, of 09.19.2024.

2.	Duties

It is the responsibility of the Audit and Risk Committee, in addition to other duties conferred on it by the Board of Directors:

In relation to Independent Auditors:

i.	To give an opinion on the contracting and dismissal of independent auditors providing independent external audits or for any other service;

ii.	To know and discuss the annual work plan of the independent auditors for the year;

iii.	To supervise the activities of the independent auditors and evaluate their independence, the quality of the services provided and the adequacy of such services to the Company's needs;

iv.	To give an opinion on new work and fix fees, of any nature, of the independent auditors, including their independence;

v.	To give an opinion on any contracts involving independent auditors, including for the provision of services to the Eletrobras Group that are not related to auditing;

vi.	To evaluate and analyze, in a retrospective manner and on an annual basis, the services provided by independent auditors over the course of the year;

In relation to Financial Statements and Liability Litigation:

vii.	To supervise and bring to the attention of the Board of Directors the activities related to the preparation of the Company's quarterly information and annual financial statements, monitoring its preparation process;
viii.	To discuss with the Executive Board and independent auditors the result of the examination of the financial statements and other significant issues that may affect their reliability;

ix.	To oversee the quality and integrity of the disclosed information and measurements based on adjusted accounting data and on non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

x.	To advise the Board of Directors in the analysis of the annual and quarterly consolidated financial statements, prepared in accordance with international accounting practices (IFRS), regarding their compliance with legal and regulatory requirements and the appropriate portrayal of the Company's economic and financial situation, for filing with the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC);

xi.	To monitor the evolution of passive litigation (civil, labor, tax, environmental, among others), risk of loss and legal measures adopted by the Company;

xii.	To monitor the management of liabilities related to compulsory loans, including agreements entered into

xiii.	To oversee the adequacy of accounting provisions in relation to the opinion of the legal area and external lawyers;

In relation to Internal Auditing:

xiv.	To supervise the quality and integrity of internal audits and processes at Eletrobras and its subsidiaries, monitoring their independence, effectiveness and whether sufficient structure has been made available;

xv.	To monitor the recommendations issued by the internal audit together with its degree of criticality and compliance by the management of Eletrobras and its subsidiaries;

xvi.	To give an opinion on the annual internal audit plan and its amendments, annual report of internal audit activities, proposals for rules, establishment of duties and regulation of the operation of the Internal Audit of Eletrobras and its subsidiaries;

xvii.	To give an opinion on the budget of Eletrobras' Internal Audit and on the remuneration of the head of the Internal Audit;

xviii.	To conduct a formal evaluation, on an annual basis, of the performance and work performed by the Eletrobras internal audit team, as well as the head of the Eletrobras internal audit;

In relation to Internal Controls:

xix.	To supervise the quality and integrity of the internal control mechanisms and activities developed in the area, as well as evaluate the internal control environment at its different levels, competencies and responsibilities linked to the preparation of Eletrobras' financial statements, in accordance with international accounting standards (IFRS) and the compliance requirements of the Sarbanes-Oxley Act (SOx),
xx.	To monitor and analyze the recommendations and the report of internal controls made by the independent auditors, as well as the tests and reports on internal controls related to financial, accounting, legal and ethical aspects, prepared by the internal audit, including the responses of the company's management to the recommendations made on controls and non-conformities;

xxi.	To monitor and supervision the implementation and compliance in relation to recommendations for internal controls on the part of company management, including those prepared by the CAE, in order to eliminate or mitigate any relevant deficiencies that are identified;

In relation to Risk Management:

xxii.	To evaluate and monitor the corporate risk matrix and map covering Eletrobras and its subsidiaries, as well as the effectiveness and sufficiency of control and risk management systems, proposing improvements when necessary;

xxiii.	To advise the Board of Directors in the establishment of policies related to risk assessment and management;

xxiv.	To supervise compliance with the Risk Management Policy, identifying potential improvements that can be made to the risk management system;

xxv.	To monitor, issue recommendations and request information involving risk exposures of the company related to management compensation, use of company assets and expenses incurred on behalf of the company;

xxvi.	To follow-up and monitor activities and initiatives related to information security and cybersecurity;

In relation to Compliance:

xxvii.	To supervise implementation of Eletrobras’s Integrity Program, recommend potential improvements and analyze related reports forwarded to the Board of Directors;

CA;

xxviii.	To evaluate and monitor, together with management and internal auditing, the appropriateness of actions taken to prevent and combat fraud and corruption;

xxix.	To evaluate, monitor and recommend to management, within the scope of the CAE's duties, the correction or improvement of the company's internal policies;

xxx.	To receive and analyze information from the Executive Board, the independent auditing, and internal auditing regarding deficiencies in internal controls, the disclosure of financial information and fraud involving managers or employees, recommending that the appropriate measures be taken;

xxxi.	To inform the Board of Directors of the existence or evidence of error or fraud, which come to the attention of the CAE, consisting of:

•	a failure to comply with legal and regulatory standards that jeopardize continuity of the Company;

•	fraud involving any amount perpetrated by third parties or the Company’s officers and employees; and

•	errors that result in relevant inaccuracies in the Company's financial statements.

In relation to complaints:

xxxii.	To receive and monitor the processing of complaints, including confidential, internal and external to the Company, in matters related to the scope of its activities, in addition to analyzing internal procedures related to such matters, including the protection of the information provider, such as anonymity and guarantee of confidentiality, through the independent reporting channel managed by the Company, duly monitored by the Committee;

xxxiii.	To monitor and supervise the activities carried out by reporting hotline and the management of issues reported, including infractions of an ethical nature, with a focus on mitigating corporate risks, and develop an understanding of the department’s reports;

xxxiv.	Monitor complaints and recommendations involving conflicting high level work flows, as well as those involving a high degree of materiality and/or relevant associated risk;

xxxv.	Provide an opinion regarding the preparation of policies and procedures related to the management of consequences, as well as work flows and management of complaints;

In relation to Health Care and Supplementary Pension:

xxxvi.	To monitor, from the perspective of actuarial risk, the indicators and proposals for optimization of the provision of health care and supplementary pension benefits sponsored and/or maintained by Eletrobras companies;

In relation to Transactions with Related Parties:

xxxvii.	Monitor compliance with the Related Party Transactions Policy and relevant regulations;

xxxviii.	To evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties within the competence and scope of the Board of Directors, in accordance with the Jurisdiction Standard and with the applicable regulation.

In relation to Regulations:

xxxix.	To monitor, within the scope of its duties and from the perspective of risks, the performance of regulatory bodies involving supervision and inspection on relevant topics, as well as monitor discussions and possible regulatory changes that may materially affect the company's results;

xl.	To monitor, within the scope of its duties and from the perspective of risks, the management of demands, ongoing administrative proceedings and sanctions arising from a regulatory agent;

xli.	To monitor compliance with the conditions imposed by applicable Brazilian or foreign corporate laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE;

xlii.	To monitor, within the scope of its duties and from the perspective of risks, the process of preparing the Reference Form, the Corporate Governance Report, the Eletrobras Annual Report and the Management Report;

In relation to Corporate Operations:

xliii.	To monitor, within the scope of its duties and from the perspective of risk, corporate operations of merger, incorporation and spin-off involving the Eletrobras Group;

In relation to Committee Self-Governance:

xliv.	To prepare an annual report with information on the activities, results, conclusions and recommendations, recording, if any, the significant divergences between management, independent audit and the CAE in relation to the financial statements.

3.	Specific Rules

At least one (1) of the CAE members must have recognized experience in corporate accounting matters.

In order to comply with the requirement of recognized experience in corporate accounting matters, provided for in § 5 of the caput, the CAE member must have:

a)	knowledge of generally accepted accounting principles and financial statements;
b)	ability to evaluate the application of these principles in relation to the main accounting estimates;
c)	experience preparing, auditing, analyzing or evaluating financial statements that have a level of coverage and complexity comparable to those of the company;
d)	educational training compatible with the knowledge of corporate accounting necessary for the activities of the CAE;
e)	knowledge of internal controls and corporate accounting procedures.

Compliance with the requirements set forth above must be proven through documentation kept at the company's headquarters, available to the CVM, for a period of five (5) years from the last day of the CAE member's term of office.

In the event of resignation and/or removal from office of the CAE, the Committee may, on a temporary and exceptional basis, operate with only two members in office, and the third member must be elected by the Board within 30 (thirty) days, counted from the date of resignation, in compliance with the minimum composition established in item 1.2 of the Rules of Procedure of the Advisory Committees.

During this period of extraordinary operation, the manifestations of the CAE must occur unanimously by the members.

Without prejudice to the provisions of the Rules of Procedure, the Coordinator of the CAE or their substitute, accompanied by other members of the CAE, when convenient or necessary, shall also meet:

a)	Monthly with the Board of Directors of Eletrobras, in order to provide the report on the work of the Committee in the corresponding period;

b)	At least quarterly with the independent auditors and the Fiscal Council; and

c)	With the Fiscal Council and/or the Board of Directors, at the request of these Boards, to discuss policies, practices and procedures identified within the scope of their respective duties.

A detailed annual report prepared by the Audit and Risks Committee will be kept at the Company's headquarters for a period of five (5) years, containing the description of:

a)	Its activities, the results and conclusions reached and the recommendations made, and

b)	Any situations in which there is a significant divergence between the Company's management, the independent auditors, and the Audit and Risk Committee in relation to the Company's financial statements.

3.5	A summary annual report will also be prepared, to be presented together with the financial statements, containing the descriptions mentioned in item 3.3.

3.6	The Audit and Risk Committee shall have operational autonomy and budget allocation, annually or per project, within limits approved by the Board, to conduct or determine the conduct of consultations, evaluations and investigations within the scope of its activities, including the eventual hiring of independent external experts, as well as to bear its ordinary expenses.

3.7	The Audit and Risk Committee will have access to the complaints, including those of a confidential nature, internal and external to the Company, in matters related to its activities, through the independent complaints channel managed by Eletrobras' Vice Presidency of Governance, Risks, Compliance and Sustainability, as well as supervising the Company's performance in the treatment of manifestations, focusing on the mitigation of corporate risks.

Annex II

Strategy Committee (“CEST”)

1.	Purpose
1.1.	The purpose of the Committee is to advise the Board of Directors of Eletrobras in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, analysis and issuing of recommendations on strategic planning, financial management, relevant business transactions, shareholder remuneration, the Company's capital structure and strategy aimed at innovation, research and new technologies, in order to confer greater efficiency and quality to the decision-making process.

1.2.	This Annex II is part of the Unified Internal Regulations of the Advisory Committees, approved by the Board of Directors of Eletrobras through Resolution No. 161, of 09/19/2024.

2.	Duties
2.1.	It is incumbent upon the Strategy Committee, in addition to other duties conferred on it by the Board of Directors:

a)	To analyze the Strategic Plan of Eletrobras, prior to its approval by the Board;

b)	To support the Board in designing the Company's capital structure, reviewing the cost of capital and setting other relevant financial guidelines;

c)	To give an opinion on the establishment of guidelines and policies aimed at the distribution of dividends and payment of interest on equity;

d)	To give an opinion on financial and M&A operations, in addition to relevant transactions;

e)	To give support in the establishment of strategic guidelines for the comercialization business;

f)	To supervise investments in reinforcements and improvements and monitor the execution of relevant projects;

g)	To monitor the Company's strategic financial management, including cash flow liquidity, the level of indebtedness and the quality of the relationship with creditors;

h)	To express its opinion on proposals for participation in auctions and other competitive processes aimed at the segments of generation, transmission and commercialization of energy;

i)	To monitor the execution of the Strategic Plan, focusing on the implementation of strategic initiatives and objectives and the evolution of top indicators, in addition to proposing remediation measures, when necessary;

j)	To evaluate the strategy of innovation, development and adoption of new technologies and R&D initiatives, proposing guidelines that can improve operational efficiency, leverage business and provide sustainable value generation; and

k)	To monitor the process of preparing the Reference Form, discussing the documents and reports that support the information presented with adequate notice, to be defined jointly with each party involved.

Annex III

People and Governance Committee (“CPES”)

1.	Purpose
1.1.	The purpose of the Committee is to advise the Board of Directors of Eletrobras in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, analysis and issuance of recommendations on appointment, remuneration, performance evaluation and succession of managers and external members of Advisory Committees, in addition to supporting the development of corporate identity and culture and other policies aimed at people, culture and corporate governance, in order to provide greater efficiency and quality to the decision-making process.

1.2.	This Annex III is part of the Unified Internal Regulations of the Advisory Committees, approved by the Board of Directors of Eletrobras through Resolution No. 161, of 09/19/2024.

2.	Duties
2.1.	It is the responsibility of the People and Governance Committee, in addition to other duties conferred on it by the Board of Directors:

a)	To analyze the investiture requirements of the Eletrobras administrator nominations;

b)	To give an opinion on the election of members of the Executive Board of Eletrobras, as well as managers of subsidiaries, foundations and associations, according to the rule of jurisdiction defined by the Board of Directors;

c)	To assist the Board of Directors in the preparation and monitoring of management succession plans, as well as propose to the Board of Directors regulations that deal with the respective routines and methodologies, observing the guidelines established by the Board of Directors regarding diversity practices in the composition of the management bodies of Eletrobras and its subsidiaries, including aspects of race, gender, profile, experience and skills;

d)	To assist the Board of Directors in the definition of general compensation guidelines, in the preparation and analysis of the proposal for global compensation of managers for submission to the Annual Meeting, and in setting the specific compensation of managers and external members of advisory committees;

e)	To express its opinion to the Board of Directors on the analysis of requirements and impediments to the investiture of Eletrobras governance agents, as well as on potential situations of conflict of interest, potential loss of independence and/or potential supervening situations of impediment to the position;

f)	To evaluate the structure and effectiveness and give an opinion on reforms of the Company's main governance documents, including the Articles of Incorporation, Code of Conduct, Internal Regulations, General Corporate Governance Guidelines, policies and other relevant regulations on governance, jurisdiction, appointment, performance evaluation, competence matrix, succession, onboarding and indemnity of managers;

g)	To monitor the external perception regarding the degree of maturity of Eletrobras' corporate governance practices and propose measures aimed at the constant development of its corporate governance system, including guidelines for the composition of the boards and remuneration of its members;

h)	To propose measures with the objective of fostering a harmonious and orderly work environment among Shareholders, Board of Directors, Executive Board and Fiscal Council, capable of bringing benefits to the Company;

i)	To support the Chairman of the Board of Directors in the organization of a formal and periodic process for evaluating the performance of managers, the Board of Directors, the Governance Secretariat and its advisory committees, in addition to the design of the competency matrix of each collegiate;

j)	To monitor the action plans resulting from the performance evaluation cycles and give an opinion on their effectiveness;

k)	To monitor the execution of the individual development plans of the Company's main executives, within the scope of the succession processes;

l)	To monitor the process of preparing the Reference Form, discussing the documents and reports that support the information presented with adequate notice, to be defined jointly with each party involved.

m)	To give an opinion on matters of attribution of the Board of Directors that deal with career structure, supplementary pension, health care and collective bargaining agreements;

n)	To propose a talent recruitment and selection policy, recommending skills and profile necessary for positions and functions for the Company to achieve its medium and long-term goals;

o)	To support the Board of Directors in the analysis, discussion and initiatives related to corporate identity, in order to foster the practice of the declared values and the development of Eletrobras' corporate culture; and

p)	Monitoring and discussing the results of organizational and comparative climate surveys with the market.

Annex IV

Legal Affairs Support Committee (CAAJ)

1.	Purpose
1.1.	The Committee aims to advise the Board of Directors of Eletrobras in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, monitoring the solutions in relevant disputes and judicial and extrajudicial agreements and other relevant legal issues, in order to provide greater efficiency and quality to the decision-making process.

1.2.	This Annex IV is part of the Unified Internal Regulations of the Advisory Committees, approved by the Board of Directors of Eletrobras through Resolution No. 161, of 09/19/2024.

2.	Duties
2.1.	It is the responsibility of the Legal Affairs Support Committee, in addition to other duties conferred on it by the Board of Directors:

a)	To monitor the dimensioning and structuring of the legal area of Eletrobras and its subsidiaries;

b)	To monitor solutions in relevant disputes, as well as in judicial and extrajudicial agreements;

c)	To propose studies related to strategic topics for the legal sector and coordinate the definition of procedural policies;

d)	To guide the legal strategies of tax and corporate planning;

e)	To advise on the strategic definition in relation to the major causes and mass litigation of the Company;

f)	To conduct the strategy and monitor the relevant contractual operations, as well as monitor legal contracts;

g)	Propose, evaluate and monitor the annual budget of the legal department;

h)	To issue recommendations on the annual goals of the legal department, and

i)	To monitor other relevant legal issues.

Annex V

Sustainability Committee (“CSUS”)

1.	Purpose
1.1.	The purpose of the Committee is to advise the Board of Directors of Eletrobras in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, evaluating, issuing and monitoring recommendations on sustainability strategy, in order to provide greater efficiency and quality to the decision-making process.

1.2.	This Annex V is part of the Unified Internal Regulations of the Advisory Committees, approved by the Board of Directors of Eletrobras through Resolution No. 161, of 09/19/2024.

2.	Duties
2.1.	It is the responsibility of the Sustainability Committee, in addition to other duties conferred on it by the Board of Directors:

a)	To evaluate and issue recommendations on socio-environmental sustainability strategies in the formulation, execution, review and/or complementation of strategic planning, considering the purpose, aspirations and values declared by the Company;

b)	To evaluate and issue recommendations on policies and conduct, positions of the Company and its relationship with communities and other stakeholders, regarding safety, environment, health and human rights issues;

c)	To support the definition, evaluation and monitoring of the Company's sustainability and image indicators and initiatives and propose improvements through an annual review of the indicators;

d)	To evaluate and propose the adhesion or permanence of the Company in initiatives, technical standards or agreements, national or international, related to sustainability issues; to monitor ESG rating reports and evaluations; to monitor the treatment of the main controversies related to the socio-environmental theme;

e)	To evaluate and monitor the production of the Sustainability Report and its materiality matrix, following internationally accepted standards, which include Eletrobras' performance and can be used as an instrument for communicating commitments to its stakeholders;

f)	To monitor and evaluate the results of the implementation of sustainable management tools and the development of communication platforms to access information from the Company on its corporate sustainability;

g)	To monitor the status of the Company's main socio-environmental initiatives, whether or not directly linked to the operation of its assets;

h)	To evaluate the policies and proposals for donations and the realization of non-compulsory expenses related to the matters under its attribution, which are under the purview of the Board of Directors, and

i)	To monitor Eletrobras' performance in the indicators from the processes of completing the ISE Bovespa and Dow Jones Sustainability Index (DJSI) questionnaires and others in which the Company decides to participate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.